		Exhibit 12
UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
	2013	2012
(Dollars in thousands)
EARNINGS:
Income before income taxes (1)	$282,436	$188,495
Add (deduct):
Equity in earnings of unconsolidated entities	(62,437)	(46,768)
Distributions from unconsolidated entities	45,370	6,743
Amortization of capitalized interest	878	410
Income attributable to noncontrolling interests in subsidiaries
that do not have fixed charges	(6,328)	(13,367)
	$259,919	$135,513
Add fixed charges:
Consolidated interest expense (2)	21,064	25,771
Interest portion (1/3) of consolidated rent expense	22,176	23,339
	$303,159	$184,623

FIXED CHARGES:
Consolidated interest expense (2)	$21,064	$25,771
Capitalized interest	10,208	6,232
Interest portion (1/3) of consolidated rent expense	22,176	23,339
	$53,448	$55,342

RATIO OF EARNINGS TO FIXED CHARGES	5.67	3.34

(1)	Includes gain on sale of business and other exit costs, net of $242.1 million and $4.2 million in 2013 and 2012, respectively.

(2)	Interest expense on income tax contingencies is not included in fixed charges.